SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

U.S. CONCRETE, INC.

(Name of Subject Company (Issuer) and Filing Person)

Options to Purchase Common Stock, par value $.001 per share,

Having an Exercise Price of $8.00 or More

(Title of Class of Securities)

90333L 10 2

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Donald C. Wayne

Vice President, General Counsel and Corporate Secretary

U.S. Concrete, Inc.

2925 Briarpark, Suite 500

Houston, Texas 77042

(713) 499-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Ted W. Paris

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,462,105	$119

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 309,113 shares of common stock of U.S. Concrete, Inc., having an aggregate value of $1,462,105 as of August 19, 2003, will be issued, subject to restricted stock awards, in exchange for the maximum 927,338 options eligible to be exchanged pursuant to the offer described herein. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million dollars of the value of the transaction.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form of Registration No.: Not applicable.

Filing Party: Not applicable.

Date filed: Not applicable.

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth in “Summary Term Sheet” in the Offer to Exchange, dated August 22, 2003 and attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is U.S. Concrete, Inc., a Delaware corporation (“U.S. Concrete”), the address of its principal executive office is 2925 Briarpark, Suite 500, Houston, Texas 77042 and its telephone number is (713) 499-6200.

(b) This Tender Offer Statement on Schedule TO relates to an offer by U.S. Concrete to exchange from its current employees certain stock options outstanding under U.S. Concrete’s 1999 Incentive Plan (the “Plan”) to acquire shares of its common stock, par value $.001 per share, having an exercise price of $8.00 or more (the “Eligible Options”), for shares of restricted stock that will be granted under the Plan, on the terms and subject to the conditions set forth in the Offer to Exchange and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Exchange, constitute the “Offer”). As of August 19, 2003, there were 927,338 Eligible Options issued and outstanding. A form of the Letter of Transmittal is attached hereto as Exhibit (a)(1)(B). The information set forth in “Number of Options; Expiration Date; Vesting Schedule” and “Source and Amount of Consideration; Terms of Restricted Stock Awards” in the Offer to Exchange is incorporated herein by reference.

(c) The information set forth in “Price Range of Our Common Stock” in the Offer to Exchange is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The issuer is the filing person. The information set forth under Item 2(a) above and in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in “Summary Term Sheet,” “Number of Options; Expiration Date; Vesting Schedule,” “Procedures for Tendering Options,” “Withdrawal Rights,” “Conditions of the Offer,” “Acceptance of Options for Exchange,” “Source and Amount of Consideration; Terms of Restricted Stock Awards,” “Status of Eligible Options We Acquire in the Offer; Accounting Consequences of the Offer,” “Certain Legal Matters; Regulatory Approvals,” “Certain Income Tax Consequences” and “Extension of Offer; Termination; Amendment” in the Offer to Exchange is incorporated herein by reference.

(b) The information set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in “Purpose of the Offer” in the Offer to Exchange is incorporated herein by reference.

(b) The information set forth in “Status of Eligible Options We Acquire in the Offer; Accounting Consequences of the Offer” in the Offer to Exchange is incorporated herein by reference.

(c) The information set forth in “Certain Information About Us” in the Offer to Exchange is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in “Source and Amount of Consideration; Terms of Restricted Stock Awards” and “Fees and Expenses” in the Offer to Exchange is incorporated herein by reference.

(b) The information set forth in “Conditions of the Offer” in the Offer to Exchange is incorporated herein by reference.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Exchange is incorporated herein by reference.

(b) The information set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in “Certain Information About Us” and “Additional Information” in the Offer to Exchange, pages 26 to 50 of U.S. Concrete’s Annual Report on Form 10-K for the year ended December 31, 2002, pages 1 to 10 of U.S. Concrete’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and the computation of the ratio of earnings to fixed charges attached as Exhibit (a)(1)(F) to this Tender Offer Statement on Schedule TO are incorporated herein by reference.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in “Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” and “Certain Legal Matters; Regulatory Approvals” in the Offer to Exchange is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS.

(a) (1) (A)	Offer to Exchange, dated August 22, 2003.

(a) (1) (B)	Form of Letter of Transmittal.

(a) (1) (C)	Form of Letter to Holders.

(a) (1) (D)

Pages 26 through 50 of the U.S. Concrete, Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, incorporated herein by reference.

(a) (1) (E)

Pages 1 through 10 of the U.S. Concrete, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 14, 2003, incorporated herein by reference.

(a) (1) (F)	Computation of ratio of earnings to fixed charges.

(b)	Not applicable.

(d) (1)	1999 Incentive Plan of U.S. Concrete, Inc., filed as Exhibit 10.1 to U.S. Concrete’s Registration Statement on Form S-1 (Reg. No. 333-74855), and incorporated herein by reference.

(d) (2)	2001 Employee Incentive Plan of U.S. Concrete, Inc., filed as Exhibit 4.6 to U.S. Concrete’s Registration Statement on Form S-8 (Reg. No. 333-60710) and incorporated herein by reference.

(d) (3)	Representative Sample of Restricted Stock Award Agreement (included as Schedule B to Exhibit (a)(1)(A) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. CONCRETE, INC.

By:	/s/ Donald C. Wayne
Donald C. Wayne
Vice President, General Counsel and Corporate Secretary

Dated: August 22, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a) (1) (A)	Offer to Exchange, dated August 22, 2003.

(a) (1) (B)	Form of Letter of Transmittal.

(a) (1) (C)	Form of Letter to Holders.

(a) (1) (D)

Pages 26 through 50 of the U.S. Concrete, Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, incorporated herein by reference.

(a) (1) (E)

Pages 1 through 10 of the U.S. Concrete, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 14, 2003, incorporated herein by reference.

(a) (1) (F)	Computation of ratio of earnings to fixed charges.

(b)	Not applicable.

(d) (1)	1999 Incentive Plan of U.S. Concrete, Inc., filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-74855), and incorporated herein by reference.

(d) (2)	2001 Employee Incentive Plan of U.S. Concrete, Inc., filed as Exhibit 4.6 to U.S. Concrete’s Registration Statement on Form S-8 (Reg. No. 333-60710) and incorporated herein by reference.

(d) (3)	Representative Sample of Restricted Stock Award Agreement (included as Schedule B to Exhibit (a)(1)(A) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.